UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 5, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933 AND
THE SECURITIES EXCHANGE ACT OF 1934

Blackhawk Network Holdings, Inc.
File Nos. 1-35882 and 333-187325

CF#33439

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Blackhawk Network Holdings, Inc. submitted an application under Rules 406 and 24b-2 requesting an extension of prior grants of confidential treatment for information it excluded from the Exhibits to Form 10-K filed March 17, 2014 and Form S-1 filed on March 18, 2013, as amended.

Based on representations by Blackhawk Network Holdings, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.15	S-1	March 18, 2013	through February 24, 2021
10.29	S-1	March 18, 2013	through March 30, 2020
10.37	10-K	March 17, 2014	through March 30, 2020

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary